VIA EDGAR AND

FACSIMILE

June 5, 2008

Mr. John M. Hartz

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Washington, D.C. 20549-7010

Mail Stop 7010

Dear Mr. Hartz:

We have prepared the following in response to your comment letter dated May 30, 2008 with respect to the following:

Hovnanian Enterprises, Inc.

File Number: 1-8551

Form 10-K for the year ended October 31, 2007

Form 10-Q for the quarter ended January 31, 2008

Form 8-K filed on May 5, 2008

The paragraphs that follow respond to the questions asked under each of the respective headers in your letter. For convenience of reference, the text of the comments in your letter has been reproduced in italics herein. As you have requested, any revisions to our current disclosure proposed in our responses to your comments will be included in future filings.

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find these responses acceptable, however, if you have further questions or comments, please contact me at 732-747-7800.

Sincerely,

/S/ J. Larry Sorsby

J. Larry Sorsby

Executive Vice President and Chief Financial Officer

FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response

Where the comments below request additional disclosures or other revisions, we have included the revisions in our response. These revisions will be included in our future filings.

Management’s Discussion and Analysis, page 18

2.

We note your response to prior comment 2. We urge you to continue to find ways to provide additional quantitative disclosures that conveys to investors the current and ongoing risks related to the recoverability of your homebuilding assets as well as the risk that additional charges may need to be recorded. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments.

We note the additional disclosures you propose to provide. We urge you to consider whether additional detailed and quantitative disclosures can be provided to achieve the above stated purpose. For example, as previously suggested, if you have significant amounts of inventory for which you determine the fair value is close to your book value, please consider how you can constructively convey the potential risk associated with these inventory amounts. Please also consider whether additional disclosures at the segment level would be more meaningful, specifically:

Show contract cancellations in dollar amount, by segment and comparatively for each period (page 29);

Show option walk away information on a comparative basis for each period presented (page 32);

Show impairments information on a comparative basis for each period presented (page 32);

Show impairments of joint venture investments on a comparative basis for each period presented (page

32);

Response

We will continue to try to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks related to the recoverability of our homebuilding assets as well as the risk that additional charges may need to be recorded. However, we believe the proposed disclosure in the MD&A and Critical Accounting Policies we provided in our previous responses to prior comments 2 and 4 explains the many assumptions necessary to determine impairments and the number of possible scenarios that would result from various changes in these factors, such that we do not believe it is possible to present a sensitivity analysis of the assumptions around our inventory with a level of precision that would be a meaningful indication of the likelihood of future impairments.

However, with respect to your additional specific requests we will provide the contract cancellation percentages, option walk away, and inventory impairment information by segment on a comparative basis for each period presented (provided in our first quarter 2008 Form 10-Q), and joint venture impairments on a comparative basis for each period presented. The relevant proposed disclosures (shown for the quarter ended April 30, 2008 and anticipated to be included in our quarterly report with respect to such period) are included below.

•	Contract Cancellations by Segment will be added to the Segment Data table in MD&A and show the following:

Homebuilding Results by Segment

Segment Analysis

	Three Months Ended April 30,			Six Months Ended April 30,
	2008	2007	Change	2008	2007	Change
	(Dollars in thousands, except average sales price)
Northeast
Homebuilding revenue	$169,856	$188,231	$(18,375)	$351,773	$402,325	$(50,552)
(Loss) income before taxes	$(24,774)	$(5,070)	$(19,704)	$(36,309)	$11,390	$(47,699)
Homes delivered	347	409	(62)	661	869	(208)
Average sales price	$485,850	$454,406	$31,444	$497,634	$459,307	$38,327
Contract cancellation rate	27%	23%	4%	30%	25%	5%

Mid-Atlantic
Homebuilding revenue	$135,543	$217,903	$(82,360)	$263,351	$441,645	$(178,294)
(Loss) income before taxes	$(20,807)	$31,433	$(52,240)	$(43,845)	$57,730	$(101,575)
Homes delivered	337	402	(65)	634	872	(238)
Average sales price	$399,092	$471,070	$(71,978)	$410,177	$472,544	$(62,367)
Contract cancellation rate	32%	34%	(2%)	35%	33%	2%

Midwest
Homebuilding revenue	$55,367	$41,941	$13,426	$103,051	$80,765	$22,286
Loss before taxes	$(8,335)	$(11,965)	$(3,630)	$(22,712)	$(22,497)	$(215)
Homes delivered	257	199	58	468	395	73
Average sales price	$214,366	$208,663	$5,703	$217,248	$202,792	$14,456
Contract cancellation rate	26%	26%	--	31%	25%	6%

Southeast
Homebuilding revenue	$110,697	$209,803	$(99,106)	$504,102	$429,740	$74,362
Loss before taxes	$(27,052)	$(14,516)	$(12,536)	$(33,047)	$(102,275)	$69,228
Homes delivered	444	766	(322)	2,073	1,580	493
Average sales price	$245,905	$271,337	$(25,432)	$242,337	$269,347	$(27,010)
Contract cancellation rate	45%	48%	(3%)	48%	62%	(14%)

Southwest
Homebuilding revenue	$148,262	$201,390	$(53,128)	$312,822	$378,402	$(65,580)
(Loss) income before taxes	$(18,905)	$9,692	$(28,597)	$(25,630)	$16,361	$(41,991)
Homes delivered	645	866	(221)	1,336	1,653	(317)
Average sales price	$222,712	$231,008	$(8,296)	$230,414	$227,600	$2,814
Contract cancellation rate	26%	28%	(2%)	28%	28%	--

West
Homebuilding revenue	$143,444	$233,391	$(89,947)	$307,580	$503,906	$(196,326)
Loss before taxes	$(212,991)	$(36,917)	$(176,074)	$(300,992)	$(37,594)	$(263,398)
Homes delivered	464	508	(44)	926	1,047	(121)
Average sales price	$311,804	$459,392	$(147,588)	$331,150	$478,356	$(147,206)
Contract cancellation rate	27%	35%	(8%)	34%	31%	3%

•

Option Walk Away costs and Inventory Impairments on a Comparative Basis will be included in Note 5 to the financial statements. A reference to this Note will be included in the Capital Resources and Liquidity and in Critical Accounting Policies in MD&A. The following are the proposed tables:

The following table represents write-offs of deposits and capitalized approval, engineering and interest costs and the related number of lots by segment for the three and six months ended April 30, 2008 and 2007:

	Three Months Ended				Six Months Ended
(In millions)	April 30,				April 30,
	2008		2007		2008		2007
	Number of Walk-Away Lots	Dollar Amount of Write-Offs	Number of Walk-Away Lots	Dollar Amount of Write-Offs	Number of Walk-Away Lots	Dollar Amount of Write-Offs	Number of Walk-Away Lots	Dollar Amount of Write-Offs

Northeast	144	$3.0	702	$2.3	453	$4.7	990	$2.9
Mid-Atlantic	1,755	4.4	468.5		2,528	15.8	468	1.1
Midwest	-	-	146.8		-	-	146.8
Southeast	1,405	6.8	925.3		1,754	7.2	1,650.4
Southwest	202	1.6	726.6		430	4.4	809.6
West	239	3.7	-	.1	239	3.7	-	(6.2)
Total	3,745	$19.5	2,967	$4.6	5,404	$35.8	4,063	$(.4)

The following table represents inventory impairments by segment for the three and six months ended April 30, 2008 and 2007:

	Three Months Ended			Six Months Ended
(Dollars in millions)	April 30, 2008			April 30, 2008
	Number of Communities	Dollar Amount of Impairment	Pre- Impairment Value(1)	Number of Communities	Dollar Amount of Impairment	Pre- Impairment Value(1)
Northeast	6	$12.3	$86.1	6	$14.7	$105.9
Mid-Atlantic	6	8.3	32.9	10	11.6	51.6
Midwest	-	-	-	4	5.6	20.2
Southeast	12	11.4	43.5	15	17.8	71.8
Southwest	14	17.3	40.7	16	22.1	57.8
West	45	167.8	457.4	52	219.1	672.7
Total	83	$217.1	$660.6	103	$290.9	$980.0

	Three Months Ended			Six Months Ended
(Dollars in millions)	April 30, 2007			April 30, 2007
	Number of Communities	Dollar Amount of Impairment	Pre- Impairment Value(1)	Number of Communities	Dollar Amount of Impairment	Pre- Impairment Value(1)
Northeast	3	$4.4	26.0	4	$5.8	$35.2
Mid-Atlantic	-	-	-	-	-	-
Midwest	3	2.9	10.6	6	6.1	25.8
Southeast	2	7.5	66.6	2	49.4	135.1
Southwest	1.3		.7	1.3		.7
West	5	14.7	45.8	5	14.7	45.8
Total	14	$29.8	149.7	18	$76.3	$242.6

(1) Represents carrying value in dollars, net of prior period impairments, if any, at the time of recording this period’s impairments.

•	Impairments of joint venture investments will be added to the Loss from Unconsolidated Joint Ventures disclosure in the MD&A as follows:

Loss from unconsolidated joint ventures consists of our share of the losses of the joint venture. The balance decreased $1.2 million and $8.2 million to a loss of $3.4 million and $8.4 million for the three and six months ended April 30, 2008 when compared to the same periods last year. The decrease in 2008 is primarily related to our share of the losses from inventory impairments and land-option and walk-away costs from our joint venture with affiliates of Blackstone Real Estate Advisors. Our share of unconsolidated joint venture intangible and land-related charges were $5.1 million and $0.3 million for the three months ended April 30, 2008 and 2007, respectively, and $9.2 million and $0.3 million for the six months ended April 30, 2008 and 2007, respectively.

Capital Resources and Liquidity, page 21

3.

We note your response to prior comment 5. Your proposed disclosure states that you expect to generate cash flow from operations in excess of $300 million as you limit investments in new communities and delay further investment in current communities. Given your net cash provided by operating activities was $15.9 million for the quarter ended January 31, 2008, please consider expanding your disclosure to further advise how you arrived at this expectation. If your expectation is based on any projected improvements in the market or in any particular segment, please consider disclosing to this effect. We again remind you that Item 303(A)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources.

Response

In response, we have edited our previously proposed disclosure and now propose the following to replace the second, third and fourth paragraphs of Capital Resources and Liquidity. The important points to note, are that in a homebuilding downturn, we, along with most homebuilders, stop buying significant amounts of new land (normally a significant use of cash) and focus on building and delivering our existing inventory (a significant source of cash). Secondly, we have included in the revised proposed disclosure that these expectations do not assume market improvement in any of our segments, but rather, assumes our current sales prices and sales absorption paces. The revised disclosure follows:

Our cash uses during the six months ended April 30, 2008 were for operating expenses, construction, income taxes, and interest. We provided for our cash requirements from housing and land sales, the revolving credit facility, financial service revenues, and other revenues. We believe that these sources of cash are sufficient to finance our working capital requirements and other needs because for the remaining two fiscal quarters of 2008, we expect to generate positive cash flow from operations as we limit investments in new communities and delay further investment in current communities reducing our inventory as we continue to build and deliver homes from our current communities. We expect this positive cash flow from operations to continue through 2009. Thus we believe that our sources of cash are sufficient to finance our needs, despite an 18% decline in total revenues in the first half of 2008 compared to the same period for the prior year, and a reduction in the availability under our revolving credit facility. We may also enter into land sale agreements or joint ventures to generate cash from our existing balance sheet. These expectations are based on our most recent budget process completed in April 2008, which assumes that current sales prices and sales absorption paces will continue through 2008 and most of 2009.

On May 27, 2008, K. Hovnanian issued $600 million of 11 1/2% Senior Secured Notes, and the Amendment to the Seventh Amended and Restated Credit Agreement, which reduced the aggregate amount of commitments from $900 million to $300 million, became effective. Until July 31, 2008, the full amount under the Amended Credit Agreement will be available for the issuance of letters of credit and up to $25 million under the Amended Credit Agreement will be available for revolving loans. After July 31, 2008, availability under the Amended Credit Agreement will equal the lesser of $300 million and the amount available pursuant to the borrowing base and the sub-limit for revolving loans will be increased to $100 million. The Amended Credit Agreement eliminated all but one of the financial maintenance covenants, which requires that as of the last day of each fiscal quarter either (1) the ratio of our adjusted operating cash flow to fixed charges exceed 1.50 to 1.00 or (2) our liquidity equal or exceed $100 million. After giving effect to this issuance of Notes and the recent issuance of equity for $126 million in proceeds, we would have had approximately $500 million in homebuilding cash at

April 30, 2008. Consistent with prior years cash flow cycles where we have generated the majority of our positive cash flow in the latter half of the year (for 2007 we had negative operating cash flow through the first six months of $236 million, but in the second half of 2007 we had positive cash flow of $2098 million) We expect that we will generate positive cash flow from operations over the remainder of the fiscal year, resulting in excess of $800 million in homebuilding cash at October 31, 2008; and therefore, we believe we will be in compliance with this new covenant for the foreseeable future.

Our net (loss) income historically does not approximate cash flow from operating activities. The difference between net (loss) income and cash flow from operating activities is primarily caused by changes in inventory levels together with changes in receivables, prepaid and other assets, interest and other accrued liabilities, deferred income taxes, accounts payable, mortgage loans and liabilities, and non-cash charges relating to depreciation, amortization of computer software costs, amortization of definite life intangibles, stock compensation awards and impairment losses. When we are expanding our operations, which was the case in fiscal 2006, inventory levels, prepaids and other assets increase causing cash flow from operating activities to decrease. Certain liabilities also increase as operations expand and partially offset the negative effect on cash flow from operations caused by the increase in inventory levels, prepaids and other assets. Similarly, as our mortgage operations expand, net income from these operations increase, but for cash flow purposes are offset by the net change in mortgage assets and liabilities. The opposite is true as our investment in new land purchases and development of new communities decrease, which is what we expect to happen in fiscal 2008 and 2009. Therefore, we expect to generate cash flows from operations in those years, increasing our liquidity and decreasing our dependency on availability under the Amended Credit Agreement.

4.

We note your response to prior comment 8. In a similar manner to your response, please disclose the terms of the fixed charge ratio covenant and whether you are in compliance. Your disclosure should clarify, if true, that noncompliance with this covenant would not permit the lenders to accelerate the loans if not cured within applicable grace periods; however, noncompliance with this covenant would restrict certain payments, including dividends, and also would restrict your ability to incur additional indebtedness. You should also address the potential impact on your liquidity and capital resources of being restricted from incurring additional indebtedness in the event that you are not in compliance with this covenant.

Response

The fixed charge coverage ratio is not a maintenance covenant for which we must be in compliance but rather it restricts our ability to make certain restricted payments and incur certain indebtedness. We have included our current disclosure for Capital Resources and Liquidity below. In that disclosure we state as you suggest, that if our fixed charge coverage ratio is below 2.0 to 1.0, we are restricted from making certain payments, including dividends, and from incurring indebtedness other than certain permitted indebtedness, refinancing indebtedness and non-recourse indebtedness. We state that we are below the ratio and, if current market trends continue or worsen, we expect to continue to be below the ratio into fiscal 2009. We have added to this disclosure that if we are below the ratio that it does not permit the lenders to accelerate the loans. As disclosed, we are not restricted from incurring additional indebtedness entirely, and therefore do not expect it to impact our liquidity. The revised disclosure follows:

At April 30, 2008, we had $1,515.0 million of outstanding senior notes ($1,510.8 million, net of discount), $100 million 8% Senior Notes due 2012, $215 million 6 1/2% Senior Notes due 2014, $150 million 6 3/8% Senior Notes due 2014, $200 million 6 1/4% Senior Notes due 2015, $300 million 6 1/4% Senior Notes due 2016, $300 million 7 1/2% Senior Notes due 2016, and $250 million 8 5/8% Senior Notes due 2017. At April 30, 2008, we had $400.0 million of outstanding senior subordinated notes, comprised of $150 million 8 7/8% Senior Subordinated Notes due 2012, $150 million 7 3/4% Senior Subordinated Notes due 2013, and $100 million 6% Senior Subordinated Notes due 2010.

We and each of our subsidiaries are guarantors of the senior secured, senior and senior subordinated notes, except for K. Hovnanian Enterprises, the issuer of the notes, our financial services subsidiaries, joint ventures and certain of our title insurance subsidiaries. (See Note 18). The indentures governing the senior secured notes, senior notes and senior subordinated notes contain restrictive covenants that limit, among other things, the ability of Hovnanian and certain of its subsidiaries, including K. Hovnanian, the issuer of the senior secured notes, senior notes and senior subordinated notes, to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, repurchase senior and senior subordinated notes (with respect to the senior secured notes indenture), make other restricted payments, make investments, sell certain assets, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets and enter into certain transactions with affiliates. If our consolidated fixed charge coverage ratio, as defined in the indentures governing our senior secured notes, senior notes and senior subordinated notes is less than 2.0 to 1.0, we are restricted from making certain payments, including dividends, and from incurring indebtedness other than certain permitted indebtedness, refinancing indebtedness and non-recourse indebtedness. As a result of this restriction, we are currently restricted from paying dividends on our 7.625% Series A Preferred Stock and will continue to be restricted during the remainder of fiscal 2008. If current market trends continue or worsen, we anticipate that we will continue to be restricted from paying dividends into fiscal 2009. The restriction on making preferred dividend payments under our bond indentures will not affect our compliance with any of the covenants contained in the Amended Credit Agreement and will not permit the lenders under the Amended Credit Agreement to accelerate the loans. The indentures also contain events of default which would permit the holders of the senior secured notes, senior notes and senior subordinated notes to declare those notes to be immediately due and payable if not cured within applicable grace periods, including the failure to make timely payments on the notes or other material indebtedness, the failure to satisfy covenants and specified events of bankruptcy and insolvency and, with respect to the indenture governing the senior secured notes, the failure of the documents granting security for the senior secured notes to be in full force and effect and the failure of the liens on any material portion of the collateral securing the senior secured notes to be valid and perfected. As of April 30, 2008, we were in compliance with the covenants of the indentures governing our outstanding notes. Under the terms of the indentures, we have the right to make certain redemptions and depending on market conditions and covenant restrictions, may do so from time to time. We may also make open market purchases from time to time depending on market conditions and covenant restrictions.

FORM 10-Q FOR THE QUARTER ENDED JANUARY 31, 2008

General

5. Please address the above comments in your interim filings as well.

Response

We will make the adjustments noted in our responses to the above comments both in our annual and interim filings.

FORM 8-K FILED ON MAY 5, 2008

6. We note that you determined cash flow is a non-GAAP financial measure. Please present the most directly comparable financial measure calculated and presented in accordance with GAAP, which you disclose to be cash flow from operating activities. Please also provide a reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 100(a) of Regulation G.

Response

In response to your comment, we have changed our recently issued earnings press release and 8-K to disclose our projected cash balance at October 31, 2008, which is a GAAP measure, rather than projected cash flow which is a non-GAAP measure.

However, we believe the amount of cash flow in any period is relevant and useful information as cash flow is a standard measure commonly reported and widely used by analysts, investors and others to measure our financial performance and our ability to service and repay our debt obligations. Cash flow is also one of the several metrics used to measure the cash generated from (or used in) our operations and to gauge our ability to service and repay our debt obligations. For our Company, the change in the balance of mortgage notes receivable held at the mortgage company, which is included in Operating Activities is added back to the calculation because it is generally offset by a similar amount of change in the amount outstanding under the mortgage warehouse line of credit (included as a financing activity), and would inaccurately distort the amount of cash flow reported if it were included.

We believe that presenting the projected cash flow measure as a non-GAAP measure without a reconciliation is appropriate under Rule 100(a) of Regulation G, because the Rule states that forward-looking information requires a quantitative reconciliation to the extent available without unreasonable efforts. Providing this reconciliation would require unreasonable efforts, because we do not currently, nor have we ever, prepared a projected balance sheet on a GAAP basis, which is what would be required to provide this reconciliation. We project the non-GAAP measure of cash flow by projecting income or loss from our homebuilding operations and changes in inventory and accounts payable (the significant working capital items on our balance sheet), without attempting to estimate all the balance sheet detail, making it very difficult for us to be comfortable with projecting the necessary components of the GAAP cash flow statement (cash flow from operating activities, cash flow from investing activities less the change in mortgage notes receivable) to do the reconciliation. However, we are comfortable that our approach estimates the total of those items with reasonable accuracy. In other words, we can project the whole, but we do not have the detail to project the necessary GAAP pieces to provide the reconciliation. Therefore, we believe it would require unreasonable efforts to provide a quantitative reconciliation and that our presentation is therefore appropriate. However, when we present a historical amount of cash flow we will provide (and did so provide in our recently filed 8-K) a reconciliation between cash flow as we define it, and GAAP cash flow measures.